Exhibit 99.2

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

JUNE 30, 2007

MANAGEMENTS RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements and other information in management’s discussion and analysis were prepared by the management of Goldbelt Resources Ltd. (the "Company"), reviewed by the Audit Committee of the Board of Directors and approved by the Board of Directors.

 Management is responsible for the preparation of the consolidated financial statements and believes that they fairly represent the Company’s financial position and the results of its operations in accordance with Canadian generally accepted accounting principles. Management has included amounts in the Company’s consolidated financial statements based on estimates, judgments and policies that it believes reasonable in the circumstances.

To discharge its responsibilities for financial reporting and for the safeguarding of assets, management believes that it has established appropriate systems of internal accounting control which provide reasonable assurance, at appropriate cost, that the assets are maintained and accounted for in accordance with its policies and that transactions are recorded accurately in the Company’s books and records.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three directors. This Committee meets periodically with management and the independent auditors to review accounting, auditing, internal control and financial reporting matters.

The consolidated financial statements as at June 30, 2007 and for the year then ended have been audited by PricewaterhouseCoopers LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

The consolidated financial statements as at June 30, 2006 and for the years ended June 30, 2006 and 2005 were audited by other auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). The other auditors had full and free access to the Audit Committee.

Collin Ellison President and Chief Executive Officer September 7, 2007	Thomas Holder Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Goldbelt Resources Ltd.

We have audited the consolidated balance sheet of Goldbelt Resources Ltd. as at June 30, 2007, and the consolidated statements of operations and deficit, cash flows and shareholders’ equity for the year then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2007, and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at June 30, 2006 and for the years ended June 30, 2006 and 2005, were audited by other auditors who expressed an opinion without reservation on those consolidated financial statements in their report dated August 4, 2006.

“PricewaterhouseCoopers LLP”

Toronto, Canada	Chartered Accountants
Licensed Public Accountants
September 7, 2007

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to shareholders dated September 7, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

 “PricewaterhouseCoopers LLP”

Toronto, Canada	Chartered Accountants
Licensed Public Accountants
September 7, 2007

Goldbelt Resources Ltd.
(An Exploration Stage Company)
Consolidated Balance Sheets
As at June 30
(In thousands of Canadian Dollars)
	2007	2006
	$	$

ASSETS
Current
Cash	577	494
Restricted cash (Note 3)	863	-
Short-term investments (Note 3)	3,950	5,625
Receivables	594	51
Prepaid expenses and deposits	345	66
	6,329	6,236
Plant deposit (Note 4)	-	187
Plant and equipment (Note 4)	3,581	201
Mineral properties (Note 5)	21,109	14,057
	31,019	20,681

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities (Note 6)	3,925	370

Shareholders’ equity
Capital stock	34,218	23,242
Contributed surplus	2,143	1,741
Deficit	(9,267)	(4,672)
	27,094	20,311
	31,019	20,681

Nature of operations and going concern (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

“Elizabeth A. Martin”	“Paul J. Morgan”
Director	Director

Goldbelt Resources Ltd.
(An Exploration Stage Company)
Consolidated Statements of Operations and Deficit
Years ended June 30
(In thousands of Canadian Dollars, except number of shares and per share data)
	2007	2006	2005
	$	$	$

Expenses
Corporate, general and administrative	3,712	2,149	1,354
Stock-based compensation (Notes 6 and 7)	1,202	1,217	412
Project financing	84	131	-
Amortization	30	18	1

Loss before other items	(5,028)	(3,515)	(1,767)

Other income
Foreign exchange gain	103	134	27
Interest income	330	68	4
	433	202	31

Loss for the year	(4,595)	(3,313)	(1,736)

Balance, beginning of year	(4,672)	(1,359)	377

Balance, end of year	(9,267)	(4,672)	(1,359)

Loss per common share

Basic and diluted	(0.08)	(0.09)	(0.10)

Weighted average number of common shares

Basic and diluted	60,652,597	38,475,471	17,274,397

Nature of operations and going concern (Note 1)

The accompanying notes are an integral part of these consolidated financial statements

Goldbelt Resources Ltd.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
Years ended June 30
(In thousands of Canadian Dollars)
	2007	2006	2005
	$	$	$

Operating activities
Loss for the year	(4,595)	(3,313)	(1,736)
Items not affecting cash:
Amortization	30	18	1
Stock-based compensation	1,202	1,217	412
Gain on foreign exchange	(85)	(125)	(17)
	(3,448)	(2,203)	(1,340)
Changes in non-cash working capital items: (Note 11)	(50)	(227)	203

Net cash in operating activities	(3,498)	(2,430)	(1,137)

Investing activities
Acquisition of plant and equipment	(2,846)	(182)	(37)
Exploration and development expenditures	(5,543)	(3,806)	(717)
Plant deposit	187	(187)	-
Acquisition of subsidiaries	-	-	(2,183)
Short term investments	1,675	(1,199)	(4,426)

Restricted cash	(863)	-	-

Net cash used in investing activities	(7,390)	(5,374)	(7,363)

Financing activities
Proceeds on issuance of capital stock	11,655	8,408	8,200
Share issue costs	(684)	(215)	(654)

Net cash provided by financing activities	10,971	8,193	7,546

Increase (Decrease) in cash	83	389	(954)

Cash, beginning of year	494	105	1,059

Cash, end of year	577	494	105

The accompanying notes are an integral part of these consolidated financial statements.

Goldbelt Resources Ltd.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
Years ended June 30
(In thousands of Canadian Dollars)

	Number of		Number of	Contributed
	Shares	Amount	Warrants	Surplus	Deficit	Total
		$		$	$	$
Authorized: Unlimited number of common shares without par value

Balance, June 30, 2004	8,155,140	662	2,000,000	18	377	1,057
Exercise of warrants	2,000,000	200	(2,000,000)	-	-	200
Private Placement	16,000,000	8,000	-	-	-	8,000
Shares and warrants issued for:
Purchase of subsidiary	7,779,412	3,890	16,188,687	-	-	3,890
Sponsor’s fees	175,000	88	-	-	-	88
Stock-based compensation	-	-	-	412	-	412
Warrants issued for
agents’ compensation	-	(223)	1,068,550	223		-
Share issue cost	-	(879)	-	-	-	(879)
Net loss for the year	-	-	-	-	(1,736)	(1,736)

Balance, June 30, 2005	34,109,552	11,738	17,257,237	653	(1,359)	11,032
Private placement	1,538,462	1,000	-	-	-	1,000
Exercise of warrants	10,588,235	6,882	(10,588,235)	-	-	6,882
Shares and warrants issued for:
Purchase of subsidiary	3,570,453	3,043	950,226	-	-	3,043
Warrants issued for:
Agents’ compensation	-	25	363,590	25	-	-
Warrants cancelled	-	-	(1,176,471)	-	-	-
Exercise of options	660,000	102	-	(36)	-	66
Exercise of agents’
compensation options	821,045	579	(1,076,946)	(119)	-	460
Stock-based compensation	-	-	-	1,218	-	1,218
Share issue costs	-	(77)	-	-	-	(77)
Net loss for the year	-	-	-	-	(3,313)	(3,313)

Balance, June 30, 2006	51,287,747	23,242	5,729,401	1,741	(4,672)	20,311
Private placement	7,600,000	7,980	-	-	-	7,980
Exercise of warrants	4,714,932	2,944	(4,714,932)	-	-	2,944
Exercise of agents’
compensation warrants	1,013,969	750	(1,013,969)	(128)	-	622
Exercise of
stock options	200,000	173	-	(65)	-	108
Expiry of warrants	-	-	(500)	-	-	-
Stock-based compensation	-	-	-	407	-	407
Warrants issued for
agents’ compensation	(188)	-	532,000	188	-	-
Share issue cost	-	(683)	-	-	-	(683)
Net loss for the year	-	-	-	-	(4,595)	(4,595)

Balance, June 30, 2007	64,816,648	34,218	532,000	2,143	(9,267)	27,094

Goldbelt Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
June 30,2007
(In thousands of Canadian Dollars unless otherwise shown)

1.     NATURE OF OPERATIONS AND GOING CONCERN

Operations
Goldbelt Resources Ltd. (the “Company” or “Goldbelt”) is a Canadian-based resource company engaged in the acquisition, exploration and development of precious metal properties primarily in Burkina Faso, West Africa and is presently developing its 90%-owned Inata gold project (the “project”).

Going Concern
The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a “going concern”, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. However, certain historical adverse conditions and events cast substantial doubt upon the validity of this assumption.

During the years ended June 30, 2007, 2006 and 2005, the Company incurred losses of $4,595, $3,313 and $1,736, respectively. Cash flow required for operating activities, totaled $7,065 for these three years. To date the Company has not earned any revenues from its mineral properties and has an accumulated deficit of $9,267. The Company is considered to be in the exploratory stage and is subject to the risks and challenges similar to other companies in that stage of development.

These risks include, but are not limited to, the dependence on key individuals, successful discovery of economically recoverable reserves, the preservation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the project and the future profitable production therefrom or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis and continue as a “going concern”. In addition, the properties may be subject to sovereign risk, including political and economic instability, government regulations relating to mining, currency fluctuations and local inflation.

At June 30, 2007, the Company had working capital of $2,404. The funds required to continue operations and exploration activities during this period have been financed primarily from the issue of equity. The Company will continue to search for additional sources of debt and equity financing. However, there can be no assurance it will be able to raise sufficient funds in the future.

There can be no assurances that the Company’s activities will be successful and as a result there is substantial doubt regarding the “going concern” assumption. These consolidated financial statements do not reflect adjustments that would be necessary if the “going concern” assumption were not appropriate. If the “going concern” assumption were not appropriate for these consolidated financial statements, then adjustments to the carrying values of the assets and liabilities, the reported expenses and the balance sheet classifications, which could be material, may be necessary.

The accompanying consolidated financial statements are prepared by management in accordance with Canadian GAAP, and in the opinion of management, include all adjustments considered necessary for fair and consistent presentation of financial statements.

Goldbelt Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
June 30, 2007
(In thousands of Canadian Dollars unless otherwise shown)

2.     SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation
These consolidated financial statements include the accounts of the Company and the following subsidiaries:

Resolute (West Africa) Ltd	100% owned
Goldbelt Resources (Jersey) Ltd	100% owned
SMB West Africa (Jersey) Ltd	100% owned
Goldbelt Resources (West Africa) S.A.R.L.	100% owned
Société Des Mines de Belahouro S.A.	90% owned
521966 BC Ltd	100% owned
Goldbelt Management Services, Inc	100% owned
Goldbelt International, LLC	100% owned
Resolute (West Africa) Mining Company S.A.	100% owned

Use of estimates
The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant estimates and assumptions include those related to the recoverability of the carrying value of mineral properties, estimated useful lives of plant and equipment, determinations as to whether costs are expensed or deferred and estimate of stock-based compensation expense. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

Short-term investments
Short-term investments consist of guaranteed investment certificates (“GICs”) with maturity dates of more than a period of 90 days. Short-term investments are carried at cost, which approximates fair value.

Plant and equipment
Equipment is recorded at cost less accumulated amortization. Amortization of equipment used for exploration and development is capitalized to mineral properties.

Amortization is recorded using the straight-line method based on a useful life of five years for office and field equipment, and three years for computer equipment and vehicles. Leasehold improvements are amortized on a straight-line basis over the term of the respective lease.

Mineral properties
All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. Upon reaching commercial production, these capitalized costs will be transferred from exploration properties to producing properties on the consolidated balance sheet and will be amortized using the unit-of-production method over estimated ore reserves.

Goldbelt Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
June 30, 2007
(In thousands of Canadian Dollars unless otherwise shown)

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

The carrying value of mineral properties is evaluated for impairment at least annually and also when events or changes in circumstances indicate the related carrying amounts may not be recoverable and are written down when the long-term expectation is that the net carrying amount will not be recovered.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history typical of many mineral properties.  The Company has investigated title to all of its mineral properties and, to the best of its knowledge, titles to all of its properties are in good standing.

Income taxes
Income taxes are accounted for under the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period during which the change in rates is considered to be substantively enacted.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock-based compensation
The Company has a stock-based compensation plan (“the Plan”), as described in note 7. The Company uses the fair-value method to measure the compensation cost of stock options. Compensation costs are measured at the grant date based on the fair value of the award using the Black-Scholes option pricing model. Compensation expense for options with immediate vesting is recognized in the period of the grant and for options without immediate vesting is recognized on a straight line basis over the vesting periods, with a corresponding increase to contributed surplus. Compensation costs for all share based payments are based on the grant date fair value.

Foreign currency translation
The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at the exchange rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Income and expense items are translated at rates approximating those in effect at the time of transactions. Translation gains and losses are reflected in the statement of operations for the year.

Loss per share
Loss per share computations are based upon the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method it is assumed that the proceeds deemed to be received on the exercise of these instruments are applied to reacquire common shares at the average market price during the year. When the Company reports a loss, the diluted net loss per common share is equal to the basic net loss per common share due to the anti-dilutive effect of the outstanding stock options.

Goldbelt Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
June 30, 2007
(In thousands of Canadian Dollars unless otherwise shown)

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset retirement obligation

The Company accounts for asset retirement obligations (“ARO”) by recognizing the fair value of a liability for an ARO in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the asset. The Company has determined it has no material ARO’s as at June 30, 2007 and 2006.

Comparative figures

Certain comparative figures have been reclassified to conform to the presentation format used in the current period.

3.    SHORT-TERM INVESTMENTS AND RESTRICTED CASH

	2007	2006
	$	$
GICS with maturities less than 12 months	3,950	5,625

GICs yield average interest of 3.7% (2006 – 4.0%).

Restricted cash is the result of two security pledges ($713 associated with a contract for the plant dismantling and $150 for corporate credit cards used primarily for travel expenses).

4.    PLANT AND EQUIPMENT

		Accumulated	Net Book
2007	Cost	Amortization	Value
	$	$	$
Process plant (1)	3,051	-	3,051
Vehicles	365	95	270
Computer equipment	131	47	84
Field equipment	123	32	91
Office equipment	88	39	49
Leasehold improvements	36	-	36
	3,794	213	3,581

Goldbelt Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
June 30, 2007
(In thousands of Canadian Dollars unless otherwise shown)

4.    PLANT AND EQUIPMENT  (continued)

		Accumulated	Net Book
2006	Cost	Amortization	Value
	$	$	$
Vehicles	72	2	70
Field equipment	86	3	83
Computer equipment	39	11	28
Office equipment	36	16	20
	233	32	201

(1) Process plant

On May 9, 2006, the Company entered into an exclusive option agreement with Tanami Gold NL (Australia) (“Tanami”) for the purchase of a used gold processing plant located near Darwin, Australia for A$2,000. A non-refundable deposit of $187 (A$200) was paid in the year ended June 30, 2006, which was applied against the cost of the plant in the year ended June 30, 2007.

A refundable security deposit of $180 (A$200) was paid to Tanami to meet potential removal expenditures incurred by Tanami. The Company is obligated to dismantle this process plant and has incurred expenditures of $1,276 relating to removal as of June 30, 2007.

5.    MINERAL PROPERTIES

		Belahouro	Other
	Inata(1)	Area	Licenses	Total
	$	$	$	$
Balance – June 30, 2005	9,741	-	500	10,241

Resolute acquisition	1,183	-	52	1,235
Exploration expenditures	2,263	29	289	2,581

Expenditures in fiscal 2006	3,446	29	341	3,816

Balance – June 30, 2006	13,187	29	841	14,057

Expenditures in fiscal 2007	5,061	1,036	955	7,052

Balance – June 30, 2007	18,248	1,065	1,796	21,109

(1)	includes the original Belahouro exploration license

In April 2007 the Company’s 90% owned subsidiary, Société des Mines de Belahouro SA (“SMB”), was granted a mining permit for the Inata gold project. SMB was established and registered in Burkina Faso for the purpose of controlling the future Inata mining operations. The government of Burkina Faso holds the remaining 10% ownership in SMB. The Inata permit is valid for a period of 20 years.

The Belahouro area consists of exploration licenses that surround the Inata gold project. Goldbelt holds other exploration licences in Burkina Faso.

The Company is subject to annual minimum exploration expenditures over the three year term of each license. The total commitment on all existing licenses until their respective expiry dates approximates $6.6 million. All licenses are subject to a government royalty of 3% on gross sales and the Inata gold project is subject to an additional royalty of 2.5% payable to a third party.

Goldbelt Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
June 30, 2007
(In thousands of Canadian Dollars unless otherwise shown)

6.    CAPITAL STOCK AND CONTRIBUTED SURPLUS

	2007	2006
	$	$
Authorized
Unlimited number of common shares without par value
Issued
64,816,648 common Shares (2006: 51,287,747)	34,218	23,242

Compensation Shares

1) Pursuant to employment contracts with senior members of management, the Company is committed to issuing 2,250,000 shares subject to the achievement of performance targets. As of June 30, 2007, certain performance targets had been met and 545,000 shares were issuable subject to final approval from the Toronto Stock Exchange.

2) The Board, pending shareholder approval, has awarded 250,000 shares to the Executive Chairman for services provided in the year ended June 30, 2007.

As of June 30, 2007, these shares have not been issued and the fair value of these shares of $795 has been included in stock-based compensation and accrued liabilities.

Bridge Finance Facility and Demand Facility
Pursuant to the terms of an interim financing arrangement with Macquarie Bank Limited by way of a $8 million Bridge Finance Facility and a $3 million Demand Facility the Company issued on September 4, 2007 468,668 common shares in consideration for an Arranging Fee and Facility Fee.

Private placements

Year ended June 30, 2006
On January 13, 2006, the Company completed a private placement by issuing 1,538,462 common shares at $0.65 per share for gross proceeds of $1,000. The Company paid commissions and issuance costs of $77; and granted 107,692 agents’ compensation warrants valued at $25 and exercisable at $0.71 per share until January 13, 2007.

The Company recorded a fair value of $25 for the 107,692 agents’ compensation warrants during the year ended June 30, 2006, using the Black–Scholes option pricing model. This amount was recorded as cost of share issue and contributed surplus. The valuation was calculated with the following assumptions: risk free interest rate of 2.8%; annualized volatility factor of the expected market price of the Company’s common stock of 80%; expected life of the warrants of 1 year, and expected dividend yield of 0%.

Year ended June 30, 2007
On September 27, 2006, the Company completed a private placement by issuing 7,600,000 common shares at $1.05 per share for gross proceeds of $7,980. The Company paid commissions and issuance costs of $683; and granted 532,000 agents’ compensation warrants exercisable at $1.17 per share until September 27, 2007.

The Company recorded a fair value of $188 for the 532,000 agents’ compensation warrants granted using the Black–Scholes option pricing model. This amount was recorded as cost of share issue and contributed surplus. The valuation was calculated with the following assumptions: risk free interest rate of 3.9%;

Goldbelt Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
June 30, 2007
(In thousands of Canadian Dollars unless otherwise shown)

6.     CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

annualized volatility factor of the expected market price of the Company’s common stock of 80%; expected life of the warrants of 1 year, and expected dividend yield of 0%.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Warrants and agents’ compensation warrants
The following table reflects the continuity of warrants and agents’ compensation warrants to acquire common shares of the Company at June 30, 2007:

				Number of common shares
	Exercise	Balance						Expired/	Balance
Expiry Date	Price	June 30,		Issued		Exercised		Cancelled	June 30,
		$2006							2007
March 3, 2007	0.50	1,882,353		-		(1,882,353)		-	-
March 3, 2007	0.65	1,882,353		-		(1,882,353)		-	-
March 3, 2007	1.00	125,000		-		(125,000)		-	-
March 3, 2007	0.65	500		278,374	(2)	(278,374)		(500)	-
March 3, 2007	0.50	835,123	(1)	-		(835,123	)(2)	-	-
January 13, 2007	0.71	53,846		-		(53,846)		-	-
January 13, 2008	0.65	180,995		-		(180,995)		-	-
January 13, 2008	0.845	180,995		-		(180,995)		-	-
January 17, 2008	0.75	294,118		-		(294,118)		-	-
January 17, 2008	0.98	294,118		-		(294,118)		-	-
September 27, 2007	1.17	-		532,000		-		-	532,000
		5,729,401		810,374		(6,007,275)		(500)	532,000

(1)
The Company issued 1,068,550 units as agents’ compensation warrants in conjunction with the March 3, 2005 private placement. Each agent’s compensation warrant was exercisable at $0.50 into one common share and one–half of one common share purchase warrant. Each whole warrant entitled the holder to acquire one additional common share at an exercise price of $0.65 until March 3, 2007.

(2)	The amount included 556,749 common shares and 278,374 whole warrants issued upon exercise of 835,123 agents’ warrants.

Goldbelt Resources Ltd. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
June 30, 2007
(In thousands of Canadian Dollars unless otherwise shown)

6.     CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

The following table reflects the continuity of warrants and agents’ compensation warrants to acquire common shares of the Company for the year ended June 30, 2006:

			Number of common shares
	Exercise	Balance				Balance
Expiry Date	Price	June 30,	Issued	Exercised	Cancelled	June 30,
		$2005				2006
September 3, 2006	0.65	11,764,706	-	(10,588,235)	(1,176,471)	–
March 3, 2007	0.50	1,882,353	-	-	-	1,882,353
March 3, 2007	0.65	1,882,353	-	-	-	1,882,353
March 3, 2007	1.00	125,000	-	-	-	125,000
March 3, 2007	0.65	-	255,898	(255,398)	-	500
March 3, 2007	0.50	1,602,825	-	(767,702)	-	835,123
January 13, 2007	0.71	-	107,692	(53,846)	-	53,846
January 13, 2008	0.65	-	180,995	-	-	180,995
January 13, 2008	0.845	-	180,995	-	-	180,995
January 17, 2008	0.75	-	294,118	-	-	294,118
January 17, 2008	0.98	-	294,118	-	-	294,118
		17,257,237	1,313,816	(11,665,181)	(1,176,471)	5,729,401

7.    INCENTIVE STOCK OPTIONS

The Company has a stock option plan (the “Plan”) whereby, from time to time at the discretion of the Board of Directors, stock options are granted to directors, officers, employees and certain consultants to the lesser of 9,000,000 shares and 10% of the issued common shares. The exercise price of each option shall not be less than the market price of the Company’s common stock on the grant date. The Board of Directors determines the vesting period at their discretion.  As at June 30, 2007, options to acquire 4,985,000 common shares were outstanding, of which 4,191,250 were exercisable.

Stock option plan

	Options		Weighted Average
			Exercise Price
	2007	2006	2007	2006
Outstanding, beginning of year	5,110,000	1,985,000	0.67	0.43
Granted	1,575,000	3,785,000	1.11	0.69
Exercised	(200,000)	(660,000)	0.54	0.10
Cancelled/ forfeitures	(1,500,000)	-	0.76	-

Outstanding, end of year	4,985,000	5,110,000	0.78	0.67

Goldbelt Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
June 30, 2007

7.    INCENTIVE STOCK OPTIONS (Continued)

	Number	Exercise	Expiry
Fiscal year granted	of Options	Price	Date
		$
2005	375,000	0.48	December 1, 2007
	150,000	0.25	July 12, 2009
	800,000	0.72	March 9, 2010
2006	100,000	0.54	September 26, 2010
	200,000	0.54	February 16, 2008
	700,000	0.62	November 30, 2010
	225,000	0.62	July 12, 2009
	300,000	0.69	December 16, 2010
	150,000	0.71	January 9, 2011
	660,000	0.89	February 10, 2011
2007	400,000	1.08	February 1, 2017
	100,000	1.08	March 7, 2012
	250,000	1.18	May 10, 2012
	100,000	1.19	April 30, 2012
	275,000	1.16	June 7, 2012
	200,000	1.01	June 26, 2012

Total	4,985,000

The Company used the Black-Scholes option pricing model to determine the fair value of the options granted during the years ended June 30, 2007, 2006 and 2005, using the following assumptions:

	2007	2006	2005
Number of options granted net of forfeitures	1,325,000	3,785,000	1,325,000
Estimation of fair value	777	1,590	186
Unamortized balance	270	425	52

Assumptions:
Weighted average risk free rate	4.0%	3.9%	3.3%
Annualized volatility	70%	70%	70%
Weighted average expected life (years)	5.0	5.0	4.3
Expected dividend yield	0%	0%	0%

Goldbelt Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
June 30, 2007
(In thousands of Canadian Dollars unless otherwise shown)

8.     RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties not disclosed elsewhere:

a)	At June 30, 2007, the Company owed $267 (2006: $Nil) to directors for consulting fees, which are included in accounts payable and accrued liabilities.

b)	The Company had related party transactions with directors or associated corporations, which were in the normal course of operations and were measured at the exchange amounts as follows:

Type of		Terms and	2007	2006	2005
Related party	fees	conditions	$	$	$
Directors	Consulting	Normal commercial	473	162	69
Director related entities	Professional	Normal commercial	-	-	189
Directors	Acquisition	Normal commercial	-	-	230
Directors	Financing	Normal commercial	-	-	139
			473	162	627

9.    INCOME TAXES

The company did not record a provision or benefit for income taxes for the years ended June 30, 2007, 2006 and 2005, due to recurrence of operating losses and the Company’s determination that it is not more likely than not that future assets will be realized.

The provision for income taxes differs from the result which would be obtained by applying the combined Canadian Federal and Provincial statutory income tax rates to income before income taxes. The difference results from the following:

	2007	2006	2005
	$	$	$
Loss before income tax provision	(4,595)	(3,313)	(1,736)
Statutory income tax rate	36.12%	36.12%	36.12%
Expected income taxes recoverable	(1,659)	(1,197)	(627)
Permanent differences	439	440	149
Change in valuation allowance	1,220	757	478
Actual income tax provision	-	-	-

Goldbelt Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
June 30, 2007
(In thousands of Canadian Dollars unless otherwise shown)

9.     INCOME TAXES (continued)

The tax effect of temporary differences that would give rise to significant portions of the future tax assets (there are no future tax liabilities) at June 30, 2007 are as follows:

	2007	2006
	$	$
Future income tax assets:
Canada
Non-capital losses	2,588	1,403
Property, plant and equipment	16	6
Resource-related deductions	987	1,003
Deferred financing charges	296	177
Burkina Faso
Mineral Properties	148	-
Less: valuation allowance	(4,035)	(2,589)
Future income taxes	-	-

Future income tax assets are recognized to the extent that the realization is considered more likely than not. Since the Company has determined that it is more likely than not that the future tax assets are not recoverable, the future income tax assets have been fully offset by a valuation allowance.

At June 30, 2007, the Company has the following unused non-capital tax losses available for tax purposes:

Year of Expiry	Canada
$
2008	333
2009	70
2010	120
2015	1,506
2026	2,222
2027	3,711
7,962

10.     SEGMENTED INFORMATION

All of the Company’s operations are in the mineral resource exploration industry with its principal business activity in the acquisition and development of mineral resource properties.  The Company has mineral resource properties located in Burkina Faso and a dismantled plant in Australia. Geographic segmentation of plant and equipment and mineral properties is as follows:

	2007	2006	2005
	$	$	$
Equipment and mineral properties:
Burkina Faso	21,597	14,234	10,270
Australia	3,051	-	-
Canada	42	24	16
	24,690	14,258	10,286

Goldbelt Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
June 30, 2007
(In thousands of Canadian Dollars unless otherwise shown)

11.    SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2007	2006	2005
	$	$	$
Receivables	(140)	(21)	3
Prepaid expenses	(97)	(19)	(20)
Accounts payable and accrued liabilities	187	(187)	220
	(50)	(227)	203

12.    FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, restricted cash, short term investments, receivables, and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates because of business transactions in foreign countries. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

13.    COMMITMENTS AND CONTINGENCIES

The following is a summary of contractual commitments of the Company including payments due for each of the next five years and thereafter.

Contractual	Payments due by period
Obligations		Less than 1	1-3 years	4-5 years	After 5 years
	Total	year
Operating	$385	$191	$194	-	-
Leases

The Company has entered into agreements to lease premises for various periods until June 30, 2010. The annual rent of premises consists of minimum rent plus realty taxes, maintenance and utilities.

Goldbelt Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
June 30, 2007
(In thousands of Canadian Dollars unless otherwise shown)

14.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. The material differences affecting the Company between Canadian GAAP and U.S. GAAP relating to measurement and recognition are explained below, along with their effect on the Company’s consolidated financial statements. The following is a reconciliation of net income under Canadian GAAP to net income under U.S. GAAP.

a) Loss and per share information

	2007	2006	2005
	$	$	$
Loss under Canadian GAAP	(4,595)	(3,313)	(1,736)
Mineral properties expenditures expensed
under U.S. GAAP (Note 13(d))	(7,052)	(2,632)	(2,547)
Loss under U.S. GAAP	(11,647)	(5,945)	(4,283)

Loss per share U.S. GAAP
Basic	(0.19)	(0.15)	(0.25)
Diluted	(0.19)	(0.15)	(0.25)
Weighted average number of shares outstanding
Basic	60,652,597	38,475,471	17,274,397
Diluted	60,652,597	38,475,471	17,274,397

b) Balance sheets

The following table summarizes the balance sheet prepared in accordance with U.S. GAAP:

	2007	2006
	$	$
Mineral properties
As determined under Canadian GAAP	21,109	14,057
Adjustment for expenditures expensed (Note 13 (d))	(12,231)	(5,179)
Mineral properties as determined under U.S. GAAP	8,878	8,878

Shareholders’ equity

Capital stock
As determined under Canadian GAAP	34,218	23,242
Amortization of note discount (Note 13 (e))	(394)	(394)
Compensation expense Note 13 (f))	718	718
Capital Reduction (Note 13 (g))	48,194	48,194

As determined under U.S. GAAP	82,736	71,760

Contributed surplus as determined under Canadian GAAP and U.S. GAAP	2,143	1,741

Deficit
As determined under Canadian GAAP	(9,267)	(4,672)
Amortization of note discount (Note 13 (e))	394	394
Compensation expense (Note 13(f))	(718)	(718)
Capital reduction (Note 13(g))	(48,194)	(48,194)
Mineral properties expenditures expensed
under U.S. GAAP (Note 13 (d))	(12,231)	(5,179)

As determined under U.S. GAAP	(70,016)	(58,369)

Shareholders’ equity as determined under U.S. GAAP	14,863	15,132

Goldbelt Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
June 30, 2007
(In thousands of Canadian Dollars unless otherwise shown)

14.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

c)       Statements of cash flows

The impact of the differences between Canadian GAAP and U.S. GAAP on the statements of cash flows would be as follows:

	2007	2006	2005
	$	$	$
Net cash used in operating activities
Canadian GAAP	(3,498)	(2,430)	(1,137)
Mineral properties expensed under U.S. GAAP	(5,543)	(3,806)	(717)

Net cash used in operating activities, U.S. GAAP	(9,041)	(6,236)	(1,854)

Net cash (used in) provided by investing activities
Canadian GAAP	(7,390)	(5,374)	(7,363)
Mineral properties expensed under U.S. GAAP	5,543	3,806	717

Net cash used in investing activities, U.S. GAAP	(1,847)	(1,568)	(6,646)

Financing activities
Canadian GAAP and U.S. GAAP	10,971	8,193	7,546

Increase in cash during the year	83	389	(954)

Cash, beginning of year	494	105	1,059

Cash, end of year	577	494	105

d)
Under Canadian GAAP, the Company accounts for mineral properties as described in Note 2 and for U.S. GAAP amounts incurred are expensed. Acquisition costs associated with the Belahouro property amounting to $8,878 have been capitalized.

Under U.S. GAAP, the capitalization of mineral properties exploration and development expenditures is generally considered unsupportable until determined to be economically viable as supported by a bankable feasibility study.

e)
Under Canadian GAAP, the Company was required to credit capital stock for the estimated value of the conversion feature of a convertible note which originated in 1994 and amortized this amount over the term to maturity until 1998. Under U.S. GAAP, the entire principal amount of the convertible note was treated as debt.

f)
The Company accounts for stock based compensation as disclosed in Note 2 and accordingly there is no difference between Canadian GAAP and U.S. GAAP for the fiscal years ended June 30, 2007, 2006 and 2005. Prior to fiscal 2005, for U.S. GAAP purposes, the Company elected to account for stock-based compensation using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company’s stock at the date of the grant over the option price.

g)	In the year ended June 30, 2003, the Company elected to reduce it’s capital stock against its accumulated deficit. Under U.S. GAAP, this treatment is not permitted.

Goldbelt Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
June 30, 2007
(In thousands of Canadian Dollars unless otherwise shown)

15.     RECENT ACCOUNTING PRONOUNCEMENTS

a)	Recent Canadian Accounting Pronouncements
i.
In January 2005, the Canadian Institute of Chartered Accountants (“CICA”) released new Handbook Section 3855, “Financial Instruments – Recognition and Measurement” (CICA 3855), effective for annual and interim periods beginning on or after October 1, 2006. CICA

3855 establishes standards for recognizing and measuring financial assets and liabilities and non-financial derivatives. All financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments available for sale are recorded at fair value with the unrealized gains or losses recorded through comprehensive income. The impact will be similar to the impact on comprehensive income for U.S. GAAP purposes.

ii.
In January 2005, the CICA issued new Handbook Section 1530 “Comprehensive Income” (CICA 1530) and Handbook Section 3251, “Equity” (CICA 3251) effective for interim and annual periods beginning on or after October 1, 2006. CICA 1530 establishes standards for reporting and presenting certain gains and losses normally not included in net earnings or losses, such as unrealized gains and losses related to available for sale securities, in a statement of comprehensive income. CICA 3251 establishes standards for the presentation of equity and changes in equity as a result of the new requirements in CICA 1530.

The Company believes there will be no material impact from the adoption of these sections.

b)
Recent U.S. Accounting Pronouncements i. In July 2006, FASB issued FASB Interpretation (FIN) No. 48, Accounting for Income Taxes.
FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN48 clearly scopes out income taxes from SFAS No. 5, Accounting for Contingencies. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will implement this interpretation in the fiscal year commencing July 1, 2007. The Company has completed a preliminary assessment regarding the effect of the implementation of FIN 48 and has determined that the adoption of FIN 48 will not have a material impact on its consolidated financial position or results of operations.

ii.
In 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 157, Fair Value Measurements. This new pronouncement provides guidance for using fair value to measure assets and liabilities. FASB believes the pronouncement also responds to investors’ requests for expanded information about the extent to which corporations measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. Statement 157 applies whenever other standards require (or permit) assets or liabilities to be measure at fair value but does not expand the use of fair value in any new circumstances. The standard clarifies that for items that are not actively traded, such as certain kinds of derivatives, fair value should reflect the price in a transaction with a market participant, including an adjustment for risk, not just the company’s mark-to- market value. Statement 157 also requires expanded disclosure of the effect for items measured using unobservable data. The company is currently evaluating whether the adoption of Statement 157 will have a material effect on its consolidated financial position, results of operations or cash flows.